Exhibit 99.1

Westport WiNG™ Power System on Ford F-Series Soon Available in Canada

~ Windsor Integration Centre to Serve Canadian Market ~

VANCOUVER, March 19, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT) / (NASDAQ:WPRT), the global leader in natural gas engines, today announced that the Ford F-Series Super Duty trucks with the Westport WiNG™ Power System will soon be available to Canadian customers. To serve the Canadian market, Westport is opening an integration centre in Windsor, Ontario with trucks expected to be ready for delivery to customers by late June 2013.

Westport's Windsor Integration Centre (WWIC) is a dedicated Ford ship-through plant about 52 kilometers (about 40 minutes) away from Westport's automotive engineering hub in Plymouth, Michigan. Built at Ford's Kentucky Truck Plant, the F-Series Super Duty trucks will be shipped to the 20,000 square feet WWIC for installation of the bi-fuel compressed natural gas (CNG) and gasoline Westport WiNG Power System. Once installed, trucks will be shipped to customers using Ford's single-ship through transportation system, offering customers efficiencies and cost savings in vehicle delivery.

"As a Vancouver-based company, we're excited that we can now make our Westport WiNG Power System products available in Westport's home market," said Ian Scott, Executive Vice President, Westport. "Canadian customers can now enjoy the economic benefits of fleets that use a cleaner, domestic fuel that our U.S. customers have been enjoying since the Westport system was introduced in March 2012."

"Westport's product entry into the Canadian market demonstrates an increasing awareness of the tremendous potential of natural gas transportation technologies to reduce carbon emissions and contribute to Canada's economic prosperity," added Alicia Milner, President of Canadian Natural Gas Vehicle Alliance (CNGVA). "With Westport's bi-fuel trucks now available in Canada, fleets will have an increasing selection of natural gas vehicles to choose from that reduce their operating costs and lower fleet emissions."

Starting April 1, customers are expected to be able to order the Ford F-250 through F-550 Super Duty trucks equipped with either the 6.2-litre V8 or 6.8-litre V10 gasoline engines for use with the Westport WiNG Power System at Westport authorized Ford dealerships throughout Canada.

The trucks delivered to Canadian customers will undergo the same rigorous safety and durability testing required for all Ford original equipment manufacturer (OEM) products. As a Ford Qualified Vehicle Modifier (QVM), the Ford vehicle and powertrain warranty remain intact, and the Westport system is under full warranty through Westport with servicing performed through Westport authorized Ford dealerships. The Westport-powered Ford Super Duty trucks are designed to have a range of between 320 and 525 km on CNG alone subject to tank size, plus an additional 700 km on gasoline with payback expected in about two to three years, depending on distance driven.

Westport WiNG Power System meets all Canadian provincial and federal safety standards and has received Transport Canada approval to affix the National Safety Mark (NSM) to its vehicles offered for sale in Canada.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.

Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing and available of the Westport WiNG Power System in Canada, range and payback specifications and expectations and the date for opening of the referenced integration centre.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with dealers, distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Media Inquries:
Nina Ng
Communications Manager
Westport Innovations Inc.
Tel: 604.718.2589
Email: nng@westport.com

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 14:15e 19-MAR-13